SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                ------------

                                  FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                       Commission File Number 1-11402


                              HFS INCORPORATED
           (Exact name of registrant as specified in its charter)

                                6 Sylvan Way
                        Parsippany, New Jersey 07054
                               (973) 428-9700
            (Address, including zip code, and telephone number,
      including area code of registrant's principal executive offices)

           Common Stock, par value $.01 per share (Title of each class of securities covered by this form)

                        5 7/8% Senior Notes due 1998
                  4 3/4% Convertible Senior Notes due 2003
       (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)   [X]      Rule 12h-3(b)(1)(i)  [X]
        Rule 12g-4(a)(1)(i)   [ ]      Rule 12h-3(b)(1)(i)  [ ]
        Rule 12g-4(a)(2)(i)   [ ]      Rule 12h-3(b)(2)(i)  [ ]
        Rule 12g-4(a)(2)(i)   [ ]      Rule 12h-3(b)(2)(i)  [ ]
                                       Rule 15d-6           [ ]

Approximate number of holders of record as of certification or notice date:
None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cendant Corporation as successor issuer to HFS Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 18, 1997      By: /s/ James E. Buckman
                                  __________________________
                                  James E. Buckman
                                  Senior Executive Vice President
                                  and General Counsel